Woodgate Energy Corporation

2500 Tanglewilde, Suite 260

Houston, Texas 77063

(713) 978-6551

March 26, 2014

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

RE:	Woodgate Energy Corporation

Form 8-K (and amendments)

File No. 0-54834

To the Securities and Exchange Commission:

Woodgate Energy Corporation (the “Company”) has filed with the Securities and Exchange Commission (the “Commission”) Form 8-K (File No. 0-54834), and several amendments.

In regard to the Form 8-K, as amended, the Company and its management acknowledge that:

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

WOODGATE ENERGY CORPORATION

/s/ Fuad Al-Humoud

Fuad Al-Humoud
President